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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

        Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

DELEGATE GENERAL OF QUÉBEC Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:
MR. ROBERT E. BUCKHOLZ, JR	MR. PAUL ROBILLARD
Sullivan & Cromwell 125 Broad Street New York, NY 10004	Corporate Treasurer Hydro-Québec 75, René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        In connection with Hydro-Québec's Medium Term Notes, Series B, Due Nine Months or More from Date of Issue in an aggregate initial offering price of U.S. $3,000,000,000 (the "Notes"), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2002 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (f): Quarterly Report for the first quarter ended March 31, 2003

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette
Title: Coordinator, Documentation

        LG/sg

        Date: May 9, 2003

First Quarter 2003

Message from the Chairman of the Board and the President and Chief Executive Officer

For the first quarter of 2003, Hydro-Québec's consolidated net income rose to $1,004 million, up from $690 million for the same period in 2002. This increase is largely driven by two factors. First, the volume of domestic sales was higher, due to economic activity and colder temperatures in Québec. Second, although greater domestic sales resulted in a lower volume of sales on external markets, this decrease was partially offset by higher prices on those markets.

Consolidated results

Sales amounted to $3,604 million, similar to last year's level. However, the breakdown by market segment is different. Hydro-Québec Distribution met higher demand arising from colder temperatures and growth in the Québec economy, while Hydro-Québec Production had to reduce its short-term sales outside Québec, given the strong domestic demand.

Total expenditure was $1,760 million, down $327 million or 16% compared to last year. This decrease is largely attributable to fewer short-term purchases outside Québec. Although Hydro-Québec Production's volume of short-term purchase-resale transactions on neighboring markets decreased, external market conditions had a positive impact on net income.

Financial expenses totaled $831 million, up $41 million over March 31, 2002. This variation is mainly due to the exchange loss associated with the volume of our repayments of U.S. dollar-denominated debts which, in 2003, were concentrated in the first quarter.

Segmented results

Distribution

Net income for Hydro-Québec Distribution rose to $197 million compared to $84 million in 2002. Total revenue increased by $305 million to $2,663 million.

Total revenue from sales of electricity in Québec amounted to $2,631 million, an increase of $302 million or 13% compared to the same period in 2002. The volume of electricity sales in Québec was 50.0 TWh, representing an increase of 4.9 TWh or 10.8% over 2002. Colder temperatures generated additional sales of 2.7 TWh or $160 million. This increase came mainly from the residential and farm category, which is the most sensitive to temperature variations because of heating requirements. Base load grew 2.2 TWh or $108 million. This can be explained by the strength of residential construction in Québec and greater economic activity, mainly in the aluminum and pulp and paper industries.

Transmission

As at March 31, 2003, net income for Hydro-Québec TransÉnergie was $73 million, down $47 million from the same period last year. Sales declined by $7 million, from $750 million in 2002 to $743 million in 2003, mainly due to a decrease in system reservations for long-term transmission sales. The decrease in net income is largely due to higher depreciation and financial expenses.

In January 2003, the Régie de l'énergie authorized Hydro-Québec TransÉnergie to modify its transmission rates retroactively to January 1, 2001. The new rates were taken into account in 2002 intersegment revenue for Hydro-Québec TransÉnergie and 2002 intersegment expenses for Hydro-Québec Production and Hydro-Québec Distribution.

Generation

Net income for Hydro-Québec Production rose to $742 million at March 31, 2003, compared to $510 million for the same period a year earlier. This increase can be explained by favorable market conditions outside Québec and by a $162 million or 4.9 TWh increase in sales to Hydro-Québec Distribution, due mainly to colder temperatures in the first quarter.

Construction

As at March 31, 2003, sales in the Construction segment rose to $200 million, up $63 million or 46% over 2002. This increase in volume is related to the capital projects of Hydro-Québec Production.

Oil and Gas

Hydro-Québec Pétrole et gaz encompasses Hydro-Québec's stake in Noverco as well as the new development of oil and gas potential in eastern Québec. Since most of these new activities require licenses subject to an agreement between the governments of Québec and Canada, results at March 31, 2003, mainly reflect the performance of Noverco. For the first quarter of 2003, the division reported net income of $12 million compared to $11 million in 2002. This increase is chiefly attributable to better results for Gaz Métropolitain and Company, Limited Partnership.

Investment

Hydro-Québec's investment program for 2003 amounts to approximately $3.3 billion, up $0.9 billion over 2002. Close to 58% of the program, or $1.9 billion, is allocated to ongoing operations. Hydro-Québec will also be investing over $1.1 billion in development activities, including $311 million for construction of Eastmain-1 development and for the Eastmain-1-A generating station and Rupert diversion draft design project.

At the end of the first quarter, investments in fixed and intangible assets amounted to $535 million, up $122 million over the same period in 2002. Hydro-Québec Production continued its capital investments in the new Grand-Mère hydroelectric development, Toulnustouc generating station and the Eastmain-1 development. Hydro-Québec TransÉnergie continued its capital investments in the Montérégie loop project for system reinforcement.

Financing

The company's borrowing program for 2003 amounts to $2.4 billion. The proceeds of these loans will mainly be used to refinance debts that mature this year.

Financing in the first quarter amounted to $740 million. This sum, along with the $500 million in prefinancing from November 2002, allowed Hydro-Québec to repay $1.3 billion by major repayment dates in the first quarter of 2003, for an annual amount of $2.9 billion. All such transactions were carried out on the Canadian market.

Jacques Laurent Chairman of the Board	André Caillé President and Chief Executive Officer

May 9, 2003

CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
($M)

		Three months ended March 31
	Note	2003	2002
Revenue		3,604	3,575
Expenditure
Operations		492	491
Electricity and fuel purchased		625	972
Depreciation, amortization and decommissioning		483	465
Taxes		160	159

		1,760	2,087
Operating income		1,844	1,488
Financial expenses	2	831	790

Income before non-controlling interest		1,013	698
Non-controlling interest		9	8

Net income		1,004	690

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(unaudited)
($M)

	Three months ended March 31
	2003	2002
Balance at beginning	9,897	9,134
Net income	1,004	690

Balance at end	10,901	9,824

CONSOLIDATED BALANCE SHEET
($M)

	As at March 31 2003	As at December 31 2002
	(unaudited)	(audited)
ASSETS
Fixed assets	49,879	49,694
Current assets
Cash and cash equivalents	502	293
Investments	355	939
Accounts receivable	2,736	1,924
Financial assets related to debt	18	34
Materials, fuel and supplies	389	418

	4,000	3,608
Other long-term assets
Investments	841	852
Deferred charges	1,911	3,391
Financial assets related to debt	381	325
Goodwill	304	302
Intangible assets	742	760
Government reimbursement for the 1998 ice storm	146	146

	4,325	5,776
	58,204	59,078

LIABILITIES AND EQUITY
Long-term debt	36,278	36,699
Current liabilities
Borrowings	1,328	64
Dividends payable	—	763
Accounts payable	1,372	1,467
Accrued interest	715	1,157
Current portion of long-term debt	1,544	2,969

	4,959	6,420
Other long-term liabilities	898	888
Perpetual debt	588	632
Non-controlling interest	239	224
Shareholder's equity
Share capital	4,374	4,374
Retained earnings	10,901	9,897
Translation adjustment	(33)	(56)

	15,242	14,215
	58,204	59,078

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
($M)

	Three months ended March 31
	2003	2002
Operating activities
Net income	1,004	690
Depreciation of fixed assets and intangible assets	450	440
Amortization of deferred charges	180	117
Change in non-cash working capital items	(1,399)	(920)
Other	61	(11)

	296	316
Investing activities
Fixed assets and intangible assets	(535)	(413)
Long-term investments	(4)	(11)
Net change in short-term investments	580	239
Other	2	(1)

	43	(186)
Financing activities
Issue of long-term debt	773	217
Maturity of long-term debt and sinking fund redemption	(1,494)	(266)
Repayment in advance of long-term debt	—	(170)
Receipts resulting from credit risk management	85	—
Net change in short-term borrowings	1,265	1,039
Dividends paid	(763)	(554)
Other	4	(2)

	(130)	264
Net change in cash and cash equivalents	209	394
Cash and cash equivalents at beginning of period	293	251

Cash and cash equivalents at end of period	502	645

Cash and cash equivalents comprise cash and liquid short-term investments with maturities generally less or equal to three months from the date of acquisition.

Complementary notes
(unaudited except where indicated)($M)

Note 1 — Accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and take into account certain accounting practices recognized by regulatory bodies that differ from the accounting practices applied in unregulated enterprises and relate specifically to certain deferred charges and the depreciation of fixed assets that are disposed of.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's 2002 Annual Report.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's 2002 Annual Report. On January 1, 2003, Hydro-Québec adopted the recommendations in AcG-14 of the CICA Handbook, entitled disclosure of guarantees. The Corporation must therefore disclose its obligations with respect to the guarantees it has issued. The information required under AcG-14 are presented in note 3.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As can be seen from the charts in the Consolidated Financial Highlights, seasonal temperature fluctuations affect the quarterly financial results.

Note 2 — Financial expenses

	Three months ended March 31
	2003	2002
Interest
Interest on debt securities	723	741
Amortization of borrowing discount and expenses	11	12

	734	753

Exchange loss	154	64
Loan guarantee fees	46	48

	200	112
Less
Capitalized borrowing costs	94	65
Net investment income	9	10

	103	75

	831	790

Note 3 — Guarantees

In the normal course of its activities, Hydro-Québec granted guarantees to third parties to indemnify them, mainly in its international operations and in the area of electrotechnologies. As at March 31, 2003, the maximum potential liability under letters of credit or sureties was $90 million. Some of these guarantees mature between 2003 and 2007, while others have an undetermined maturity date.

Note 4 — Segmented information

Three months ended March 31, 2003
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	2,652	76	612	1		256	7	—	3,604
Intersegment	11	667	1,376	199	[b]	—	182	(2,435)	—
Net income (loss)	197	73	742	—		12	(20)	—	1,004
Total assets	10,216	18,488	24,808	245		1,839	1,023	1,585	58,204
Three months ended March 31, 2002 (restated)
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	2,349	72	894	2		249	9	—	3,575
Intersegment	9	678	1,210	135	[b]	—	167	(2,199)	—
Net income (loss)	84	120	510	—		11	(35)	—	690
Total assets	9,886	18,460	24,449	137		1,785	910	3,843	59,470

(a)
Includes assets related to long-term financing that have not been allocated to the operating segments.
(b)
Intersegment revenue generated by the Construction segment includes a cumulative amount of $194 million ($132 million in 2002) that corresponds to capital works carried out for the client segments.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Operations in Brief ($M)	Three months ended March 31

	2003	2002	Change (%)

Revenue	3,604	3,575	0.8	UP
Expenditure	1,760	2,087	15.7	DOWN
Financial expenses	831	790	5.2	UP
Non-controlling interest	9	8	12.5	UP
Net income	1,004	690	45.5	UP

Net Income ($M)

2003
2002
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
1,004
690 227 287 322

Revenue ($M)

2003
2002
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
3,604
3,575 2,981 3,353 3,093

Revenue from Electricity Sales in Québec ($M)

2003
2002
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
2,631
2,329 1,801 1,698 2,284

Revenue from Electricity Sales Outside Québec ($M)

2003
2002
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
584
894 699 1,339 575

$M: millions of dollars

Quarter Highlights

Corporate affairs

Creation of Hydro-Québec Pétrole et gaz

On February 10, 2003, Hydro-Québec created a fifth division called Hydro-Québec Pétrole et gaz, charged with maintaining a presence in the oil and gas industry and seeking out business opportunities. The division is responsible for the company's activities and investments in oil and gas pipelining and distribution, oil and gas exploration and distributed power generation.

Construction project

Hydro-Québec and its partners announced in February 2003 that work was starting on the partial diversion of the Manouane River. The project involves diverting part of the flow to Bersimis-1 and Bersimis-2 generating stations to increase output. The diversion, which will require a dam, three dikes and a diversion canal, is scheduled for completion in December 2003. Companies were awarded contracts worth approximately $42 million. More than 200 people will be working at the site from June to August 2003.

Renewal of collective agreements

Hydro-Québec and locals 957, 1500 and 2000 of the Canadian Union of Public Employees signed an agreement in principle to renew the collective agreements that govern working conditions for more than 13,500 Hydro-Québec employees, for a five-year period starting on January 1, 2004.

Diversification

Electricity generation from waste

Hydro-Québec CapiTech and three other partners have each invested US$2.5 million in the Solena Group, a Washington company that has developed and is marketing a plasma reactor that can generate energy from sources such as municipal waste. Plasma Gasification and Vitrification (PGV) technology recovers gases released from the breakdown of waste and transforms them into a synthetic gas that can be directed into a turbine to generate electricity.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4
 Ce document est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2003G001-1A

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CONSOLIDATED STATEMENT OF OPERATIONS (unaudited) ($M)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited) ($M)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited) ($M)
Complementary notes (unaudited except where indicated)($M)